

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2017

Gregory Flesher
President and Chief Executive Officer
Novus Therapeutics, Inc.
19900 MacArthur Blvd., Suite 550
Irvine, CA 92612

      **Re:  Novus Therapeutics, Inc.**
              **Registration Statement on Form S-3**
              **Filed on June 23, 2017**
              **File No. 333-218949**

Dear Mr. Flesher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 23, 2017

Selling Securityholders, page 2

1.      It appears that you intend to rely on General Instruction II.G. of Form S-3 in order to refer to unnamed selling security holders in a generic manner by identifying the initial transaction in which the securities were sold.  For example, we note your disclosure on page 3 that you will provide information about other selling security holders, except for any future transferees, pledgees, donees or successors of the selling security holder named in the selling securityholder table, in a prospectus supplement or amendment to the registration statement.  Please note that General Instruction II.G. is only available to registrants eligible to register primary offerings on Form S-3 pursuant to General Instruction I.B.1, for which you do not appear to be eligible.  Please revise your disclosure here and elsewhere to clarify that you must file a post-effective amendment to add selling security holders to your registration statement and that a Rule 424(b) prospectus supplement must be used to post-effectively update the selling security holder table to reflect any transfers from a previously identified selling security holder.  For guidance, please refer to Question 140.03 of the Regulation S-K Compliance and Disclosure Interpretations.

Incorporation of Certain Information by Reference, page 6

2.      Please incorporate by reference your Form 8-A filed September 12, 2014, as amended on June 23, 2017. Please see Item 12(a)(3) of Form S-3 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Irene Paik at (202) 551-6553 with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Ryan Murr, Esq., Gibson, Dunn & Crutcher LLP